UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

BioXcel Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09075P105

(CUSIP Number)

Vimal Mehta

555 Long Wharf Drive

New Haven, CT 06511

4752386837

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09075P105	13D	Page 1 of 8 pages

1	Names of Reporting Persons BioXcel LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,546,750
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,546,750

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,546,750
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.2%
14	Type of Reporting Person OO

CUSIP No. 09075P105	13D	Page 2 of 8 pages

1	Names of Reporting Persons BioXcel Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 8,546,750
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,546,750

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,546,750
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 29.2%
14	Type of Reporting Person CO

CUSIP No. 09075P105	13D	Page 3 of 8 pages

1	Names of Reporting Persons Vimal Mehta
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 955,895
	8	Shared Voting Power 8,548,750
	9	Sole Dispositive Power 955,895
	10	Shared Dispositive Power 8,548,750

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,504,645
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 32.5%
14	Type of Reporting Person IN

CUSIP No. 09075P105	13D	Page 4 of 8 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of BioXcel Therapeutics, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 555 Long Wharf Drive, New Haven, CT 06511.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

BioXcel LLC

BioXcel Holdings, Inc.

Vimal Mehta

Each of BioXcel LLC and BioXcel Holdings, Inc. is organized under the laws of the State of Delaware. Mr. Mehta is a citizen of the United States.

The principal business address of each of BioXcel LLC and BioXcel Holdings, Inc. is 2614 Boston Post Road, Suite 33B, Guilford, CT 06437. The principal business address of Mr. Mehta is c/o BioXcel Therapeutics, Inc., 555 Long Wharf Drive, New Haven, CT 06511. The principal business of BioXcel Holdings, Inc. is in investing in the equity interests of BioXcel LLC, and the principal business of BioXcel LLC is in advancing research and development processes in connection with creating potential drugs and drug therapies. Mr. Mehta is the Chief Executive Officer, President, Treasurer and Secretary and a member of the board of managers of BioXcel LLC and Chief Executive Officer, President, Treasurer and Secretary and the sole member of the board of directors of BioXcel Holdings, Inc. Mr. Mehta’s present principal occupation is Chief Executive Officer and President of the Issuer, and is also a member of the Issuer’s Board of Directors (the “Board”).

During the last five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering consummated on March 12, 2018 (the “IPO”), the Issuer entered into an asset contribution agreement, effective June 30, 2017, as amended and restated on November 7, 2017, with BioXcel LLC (f/k/a BioXcel Corporation), pursuant to which BioXcel LLC agreed to contribute to the Issuer all of its rights, title and interest in and to certain clinical development programs, including BXCL501, BXCL701, BXCL502 and BXCL702 (collectively, the “Candidates”), and all of the assets and liabilities associated with the Candidates, in consideration for (i) 9,480,000 shares of Common Stock, (ii) $1 million, (iii) $500,000 upon the later of the 12 month anniversary of the IPO and the first dosing of a patient in the bridging bioavailability/ bioequivalence study for the BXCL501 program, (iv) $500,000 upon the later of the 12 month anniversary of the IPO and the first dosing of a patient in the Phase 2 Proof of Concept open label monotherapy or combination trial with Keytruda for the BXCL701 program and (v) a one-time payment of $5 million within 60 days after the achievement of $50 million in cumulative net sales of any product or combination of products resulting from the development and commercialization of any one of the Candidates or a product derived therefrom.

On March 12, 2018, Mr. Mehta’s spouse purchased 2,000 shares of Common Stock in the IPO for $11.00 per share or for aggregate consideration of $22,000. From November 30, 2018 through August 16, 2019, Mr. Mehta purchased a total of 9,957 shares of Common Stock for aggregate consideration of approximately $67,345. Each of Mr. Mehta and his spouse used cash on hand to make such purchases. The remaining securities acquired by Mr. Mehta as of the date hereof were awarded to him as employee compensation for services rendered to the Issuer.

CUSIP No. 09075P105	13D	Page 5 of 8 pages

Item 4.	Purpose of Transaction.

Termination Agreement

On September 19, 2023, BioXcel Holdings, Inc., InveniAI LLC, Krishnan Nandabalan, Vimal Mehta, and certain other stockholders of BioXcel Holdings, Inc. entered into an agreement to terminate a previous stockholders agreement between stockholders of BioXcel Holdings, Inc. (the “Termination Agreement”). Subsequently, following entry into the Termination Agreement, the stockholders of BioXcel Holdings, Inc. entered into a new stockholders agreement on September 19, 2023, pursuant to which, among other things, Mr. Mehta became the sole director of BioXcel Holdings, Inc.

Pursuant to the Termination Agreement, BioXcel Holdings, Inc. agreed, as soon as commercially reasonable in compliance with applicable securities laws, to (i) cause BioXcel LLC to transfer 566,245 shares of Common Stock to BioXcel Holdings, Inc. in exchange for common interests in BioXcel LLC; (ii) cause BioXcel LLC to sell 252,028 shares of Common Stock pursuant to either a registered offering or Rule 144 of the Securities Act of 1933, as amended (such sales, the “Tax Coverage Sales”); (iii) cause BioXcel LLC to effect, following the receipt of funds from one or more Tax Coverage Sales, a special distribution to BioXcel Holdings, Inc. of all of the proceeds from the applicable Tax Coverage Sales in exchange for common interests in BioXcel LLC; (iv) declare and pay a pro rata dividend of all proceeds from such Tax Coverage Sales received from BioXcel LLC to all of the stockholders of BioXcel Holdings, Inc. as of the time of each corresponding Tax Coverage Sale to cover the tax liabilities incurred by the stockholders as a result of the Tax Coverage Sales; provided, however, that BioXcel Holdings, Inc. will have the option to refrain from making any Tax Coverage Sales and instead cover the tax liabilities incurred by the stockholders in cash (the “Cash Coverage Option”); and (v) transfer, concurrently with each Tax Coverage Sale, pro rata to the stockholders listed therein an amount of shares of Common Stock equal to 224.675% of such number of shares sold pursuant to the applicable Tax Coverage Sale (the “Offset Distribution”); provided, however, that in the event that the Cash Coverage Option is elected, BioXcel Holdings, Inc. will transfer 566,245 shares of Common Stock.

Each stockholder receiving an Offset Distribution without restrictive legends limiting resale agreed to not, without the written consent of BioXcel Holdings, Inc., directly or indirectly, sell, contract to sell, sell any option or contract to purchase, grant any option, right or warrant to purchase or otherwise transfer or dispose such shares within 180 days following the date the Offset Distribution is received (the “Lockup”); provided that (i) the Lockup will only apply to 75% of each of the shares distributed, (ii) beginning on the date that is 60 days after such Offset Distribution, the Lockup will only apply to 50% of each of such shares, and (ii) beginning on the date that is 120 days after such Offset Distribution, the Lockup will only apply to 25% of each of such shares.

Repurchase Agreement

In connection with the Termination Agreement, on September 19, 2023, BioXcel LLC, Vipin Agarwal, Rashmi Agarwal (together with Vipin Agarwal, the “Sellers”) and InveniAI LLC entered into a repurchase agreement (the “Repurchase Agreement), pursuant to which BioXcel LLC agreed to transfer to the Sellers 42,976 shares of Common Stock as soon as commercially reasonable following November 15, 2023. In addition, following the transfer of such shares, BioXcel LLC agreed to deliver to the Sellers an amended and restated warrant to purchase common interests of BioXcel LLC (the “BioXcel Warrant”). The BioXcel Warrant will be exercisable for 120 common interests in BioXcel LLC at an exercise price per common interest equal to $1,709.88. As soon as commercially reasonable after each exercise of the BioXcel Warrant, BioXcel LLC will redeem from the Sellers each common interest purchased under the warrant in exchange for 149.22 shares of Common Stock. The BioXcel Warrant expires on August 31, 2026.

The foregoing description of the Termination Agreement and Repurchase Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

CUSIP No. 09075P105	13D	Page 6 of 8 pages

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, including Mr. Mehta in his positions as Chief Executive Officer and President of the Issuer and a director on the Issuer’s Board, may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 29,267,197 shares of Common Stock outstanding as of August 10, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 14, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
BioXcel LLC	8,546,750	29.2%	0	8,546,750	0	8,546,750
BioXcel Holdings, Inc.	8,546,750	29.2%	0	8,546,750	0	8,546,750
Vimal Mehta	9,504,645	32.5%	955,895	8,548,750	955,895	8,548,750

BioXcel LLC is the record holder of 8,546,750 shares of Common Stock. Mr. Mehta is the record holder of 29,613 shares of Common Stock and Mr. Mehta’s spouse is the record holder of 2,000 shares of Common Stock. Mr. Mehta is the beneficial owner of 926,282 shares of Common Stock underlying stock options that are currently exercisable or exercisable within 60 days of the date hereof.

CUSIP No. 09075P105	13D	Page 7 of 8 pages

BioXcel LLC is a subsidiary of BioXcel Holdings, Inc. Mr. Mehta is an executive officer and the sole member of the board of directors of BioXcel Holdings, Inc. and an executive officer and one of two managers on the board of managers of BioXcel LLC and BioXcel Holdings, Inc. As such, each of Mr. Mehta and BioXcel Holdings, Inc. may be deemed to beneficially own the Common Stock held of record by BioXcel LLC.

(c)	On September 14, 2023, a portion of Mr. Mehta’s restricted stock units vested into 2,610 shares of Common Stock. Other than as described in this Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

10b5-1 Trading Plan

On August 31, 2022, Mr. Mehta entered into a trading plan (the “2022 10b5-1 Trading Plan”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The 2022 10b5-1 Trading Plan originally provided that a broker dealer may make periodic sales of up to an aggregate 499,437 shares of Common Stock on behalf of Mr. Mehta. As of the date hereof, 294,000 shares of Common Stock remain to be sold under the 2022 10b5-1 Trading Plan on behalf of Mr. Mehta. This description of the 2022 10b5-1 Trading Plan does not purport to be complete and is qualified in its entirety by the text of the 2022 10b5-1 Trading Plan, the form of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference. Mr. Mehta may in the future instruct the broker dealer to sell shares to cover withholding taxes associated with the vesting of his various equity awards.

Item 4 summarizes certain provisions of the Termination Agreement and the Repurchase Agreement and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Other than as described herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.
2	Termination Agreement, dated as of September 19, 2023, by and among BioXcel Holdings, Inc., InveniAI LLC, and certain stockholders named therein.
3	Repurchase Agreement, dated as of September 19, 2023, by and between BioXcel Holdings, Inc., InveniAI LLC, Vipin Agarwal and Rashmi Agarwal.
4	10b5-1 Trading Plan for Vimal Mehta entered into August 31, 2022.

CUSIP No. 09075P105	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2023

BioXcel LLC

By:	/s/ Vimal Mehta
Name:	Vimal Mehta
Title:	Chief Executive Officer

BioXcel Holdings, Inc.

By:	/s/ Vimal Mehta
Name:	Vimal Mehta
Title:	Chief Executive Officer

Vimal Mehta

By:	/s/ Vimal Mehta